
06017033

bankside

1 Frederick's Place
London
EC2R 8AE

t +44 (0)20 7367 8888
f +44 (0)20 7367 8899
www.bankside.com

Mr Michael Coco
Office of International Corporate Finance
Mail Stop 6328
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549

13 September 2006

Dear Mr Coco,

Re Antofagasta plc – Submission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 ("Exchange Act")

Commission File Number: 82-4987

I am writing on behalf of Antofagasta plc enclosing copies of all recent materials made public, filed with the London Stock Exchange on which Antofagasta plc is listed, or distributed to security holders of Antofagasta plc.

An index of information enclosed is listed below:

Date	
15 August 2006	Bidder's Statement – Equatorial Mining Limited
29 August 2006	Interim Report 2006

Please be aware that Antofagasta plc has changed registered address and the new contact details are listed below:

Antofagasta plc
5 Princes Gate
London SW7 1QJ
Tel: +44 20 7 808 0988
Facsimile: +44 20 7 808 0986

Please contact me on 0044 (0) 20 7367 8874 or oliver.winters@bankside.com should you require any further information.

Yours faithfully

Oliver Winters

dlw 9/22

Registered office 1 Frederick's Place
London EC2R 8AE
Registered in England number 2648731